Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

February 9, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER ANNOUNCES NEW BOARD APPOINTMENT; GRANTS INCENTIVE STOCK OPTIONS

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) (the “Company”) is pleased to announce the appointment of Martin Carsky B.Sc., CA to its Board of Directors and Chairman of the Company’s Audit Committee.

“Martin’s corporate governance and audit committee experience will add another layer of depth to the Board’s oversight, especially as the Company moves toward adoption of International Financial Reporting Standards (IFRS),” said Kaare Foy, the Company’s Executive Chairman. Martin Carsky is a senior financial executive with over twenty years experience in capital markets, mergers and acquisitions, restructuring, and corporate governance. He is the CEO of Anthem Ventures Capital Corp. and also acts as a financial consultant to several privately-held businesses. He is currently a Director and Chairman of the Audit Committee for Pacific Safety Products and Con-Space Communications as well as serving on the boards of Cangold Limited and Anthem Ventures Capital Corp. Mr. Carsky holds the designation of Chartered Accountant and has a Bachelor of Science degree.

The Company also announces the resignation of Michael Turko from its Board.

The Company also announces that a total of 3,106,700 incentive stock options which had been granted in prior years to employees and consultants, none of whom are Insiders of the Company, have been cancelled. The cancelled options were exercisable at $0.90 and $1.42.

The Company has granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 5,752,700 common shares under the Company’s Incentive Share Option Plan. These options are exercisable for a period of five years from the date of grant at a price of $0.45 per share. The options are granted to reward and motivate employees, consultants, directors and officers for their contribution toward the success and goals of the Company, while acknowledging the reality of current and anticipated ongoing market conditions.

“The majority of the new options are going to staff in Mexico who have been responsible for Great Panther’s recent record production in the face of market difficulties,” said Robert Archer, the Company’s President & CEO.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

Signed “Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.